

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

July 8, 2008

By Facsimile and U.S. Mail
Kevin C. Tang
Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121

      Re: **Northstar Neuroscience, Inc.**
                Additional Soliciting Material filed pursuant to Rule 14a-12
                Filed July 2, 2008 by Tang Capital Partners, LP
                File No. 001-34078

Dear Mr. Tang:

        We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Soliciting Material

General

1. We note you state that Tang Capital Management, LLC and Mr. Kevin Tang may be deemed to be participants in this solicitation. Please revise to include them on the cover page or advise us.

2. The filing makes several references to a future proxy solicitation, "WHEN AND IF COMPLETED" and, in the process, implies that the filing of a non-management definitive proxy statement is not a foregone conclusion. The Commission did not intend to create

another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. Please confirm that the filing parties will either (i) refrain from using such non-committal language in future communications by affirmatively stating their intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (iii) refrain from your public solicitation activities of Northstar Neuroscience, Inc. security holders.

Closing Information

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions